Exhibit 99.6
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
October 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head - Europe and Global Head - Financial Services & Insurance

Ashok Vemuri
Member of the Board, Head - Americas and Global Head - Manufacturing, and Engineering Services

Basab Pradhan
Head – Sales, Marketing and Alliances and Member – Executive Council

Swami Swaminathan
CEO & M.D., Infosys BPO

Haragopal Mangipudi
Head - Finacle

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Moshe Katri
Cowen & Co.

Dave Koning
Baird

Edward Caso
Wells Fargo Securities

Rod Bourgeois
Bernstein

Keith Bachman
Bank of Montreal

David Grossman
Stifel Nicolaus

Shashi Bhushan
Prabhudas Lilladhar

Trip Chowdhry
Global Equities Research

Vikram Sen
Swastika Investment

Mitali Ghosh
Bank of America

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today's presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you.

Sandeep Mahindroo

Thanks Marina. Good morning everyone and a very warm welcome to all of you to discuss Infosys financial results for the quarter ended September 30, 2012. I am Sandeep from the Investor Relations team in New York. Joining us today on this earnings call is CEO and MD – S. D. Shibulal, CFO – V. Balakrishnan and other members of the senior management team. We will start the proceedings of the call with some remarks on the performance of the company for the recently concluded quarter, followed by the outlook for the year ending March 31 2013. Subsequently, we will open up the call for questions.

Before I pass it onto the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I will now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Good morning, good afternoon, good evening, everyone. Thank you very much for joining the call. I will give a brief update on the quarter and then hand it over to Bala for giving a lot more color.

It has been a decent quarter for us. Revenue grew by 2.6%, volume by 3.8%, pricing was marginally down by 0.2% but mostly stable, good client additions, 39 new clients added, 14 of them in the BFSI segment. The growth has been all around. Top 5 have grown, top 10 have grown, top 25 have grown. Many of the clients are in the Fortune 500 space. We did an acquisition this quarter, the Lodestone acquisition which will get consolidated as we go along, it has been closed. If I look at any of the early indicators of Q2, it is a clear sign that Infosys 3.0 which is in execution mode is starting to show results. When we started this transformation, we were definitely in a very different time. By the time the transformation was complete, we were in a challenging environment. That does impact our ability to realize early benefits from the transformation. But at the same time if I look at Q2, if I look at the indicators, they all show signs that the 3.0 execution is starting to yield results.

Let me go through that one-by-one. We have closed 6 large deals in Q2 in the business and IT operations space, 2 of them more than $200 mn and both of them in the Infrastructure space.  In the Consulting and Systems Integration space we have closed 8 business transformational deals in Q2 and many of them are pretty reasonable size. In the Products & Platforms space, we have added $100 mn TCV in Q2. Our total TCV today stands close to $0.5 billion. So the results in all the three dimensions, where it is in Consulting and Systems Integration, Business and IT operations or in Products & Platforms show signs that our execution is showing results.

Some of the new service lines like Cloud, Mobility have shown strong client wins as well as analyst endorsements. We have also seen analysts’ endorsements during the quarter. There have been a number of reports which endorse the strategic direction we have taken, endorsing the fact that the approach towards an IP-led service offering is appropriate for the time.

Having said all that, we are operating in a challenging environment. The environment between last quarter beginning when we talked to all of you and today has not really changed. It is as challenging as it was in the beginning of last quarter. The U.S. environment is challenging, the European environment is uncertain, Financial Services is going through turmoil. All of these points are known. We have not seen any material change in the environment between the beginning of last quarter and this quarter.

We continue to hold our guidance of ‘atleast 5% growth’. EPS guidance stands at $2.97 after adjusting for the currency movement (since last quarter). Our visibility metrics have not changed. Usually, we see 95% in the beginning of the quarter for the quarter and 65% for the year in the beginning of the year. If I re-compute that for this point in time, it's about 85% to 87% (for the next 6 months). So we still have to catch up the remaining revenue during the next 6 months.

The early indicators are very positive and we are very confident about our strategic direction. We clearly believe that the platform which we are building will perform extremely well when the environment gets better. We are investing for the future. We are investing into Products & Platforms. For example, we have filed a number of patents during the quarter and over the last 6 months. We are investing into Consulting and Systems Integration. We have done the acquisition. It is a strategic acquisition. We are investing in Europe. Europe is a strategic market for us. While Europe is undergoing turmoil, we believe that because our revenue from Europe as a percentage is comparatively small, it is a market with great opportunities for us. We are investing in our people. We have given a compensation increase of 6% average offshore and 2%-3% average onsite. We have announced this just now. Offshore will become effective this quarter and onsite will become effective next quarter.

To summarize, we have seen positive signs to indicate that our strategic direction and execution is starting to yield results. We are operating in an equally challenging environment as it was in the beginning of last quarter. Our visibility metrics remain the same. Visibility for the next 6 months at this point is about 85%-87% which means that we still have some catch up to do. We are very confident about our future. We are investing by creating intellectual property, by creating capacity through acquisitions as well as investing into our people. So while I believe there will be challenges in the short-term, I clearly believe that in the long-term, we will be fine.

With that now, now let me hand over to Bala.

V. Balakrishnan

Good morning, everyone. It has been a decent quarter looking at the environment where we are in. The revenues grew by 2.6% sequentially. Our EPS grew by around 2.7% sequentially. If we look at the gross margin, they came down by 1.5% during the quarter from 39.5% to 38%. This was clearly envisaged when we gave guidance during the last quarter because we felt that during the year, our costs could slightly go up when the growth comes down. So we had factored in that. But if you look at the yearly guidance, we have retained the guidance for 5% growth in revenues. On the EPS side, the impact of currency is felt, so the guidance has been revised from $ 3.03 to $ 2.97. However, we are able to absorb the increase in wages which we are announcing from October 1st for all the employees offshore in India and some of the employees outside India. After absorbing that wage increase, we are still able to retain our EPS guidance for the year because we are able to pull out some of the cost levers we have

For the quarter, the operating margin came down by 1.6%. It is because some of the costs went up. The currency has been neutral in Q2 as compared to Q1. On net margins, we had seen a slight uptick mainly because other income went up. Our effective tax rate continues to be in the range of 28%-29%. We are able to get a yield of 9.7% on all our cash surplus during the quarter. Our DSO days were 65 days and we have a hedging position of close to $1.1 bn. We believe the currency could remain volatile for some time to come. So we are retaining our policy of hedging for the short term, we are not changing that. We added 10,420 employees during the quarter. We guided for 9,000. Our attrition is under control. It is at 15%. Our capex guidance remains same.

Overall, I think we have done well during the quarter. It is as per the plan we envisaged in the beginning of the quarter. For the full year, we are retaining the guidance on the revenue side. Of course, it requires us to deliver some 3.6%-3.7% sequential growth in the next two quarters. We believe it is doable looking at the client conversation what we have and also looking at the clients’ budget. That is why we are retaining the guidance on the revenue side.

On the EPS side, we made a small correction, mainly to account for currency. In the beginning of Q2 when we gave the guidance for the full year, we assumed rupee-dollar at 55 for rest of the year. Now since the rupee has appreciated, we corrected it to 53 which was the closing rate at the end of Q2. So except for the adjustment for rupee-dollar variation, the EPS guidance too remains the same in spite of the wage increase.

With this I will conclude. We will open up the floor for Q&A.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is you talked about revenue guidance and how it is looking at 3.7% sequential growth in the next two quarters and your impression is obviously that is doable. Can you give us some more color on that? Are you seeing some large deal ramps, are there contracts that you have visibility on? What should give the street more confidence that revenue is actually going to accelerate in a tough macro environment?

S. D. Shibulal

At this point, traditionally we have a visibility of about 85% to 87% (for the next 6 months). We will always have a catch up to do during the quarter because we never have 100% visibility at this point in time and we have not changed our visibility metrics. This quarter, there have been substantial large deal wins. One which is in the public space is Harley-Davidson which we closed. It is a $200 million plus infrastructure-led deal. Another deal which we have where we have not disclosed the client name, is again $200 million plus deal on the infrastructure side. Both of them include taking over some people. There are four other deal wins including India Post and Ministry of Corporate Affairs in India. All are substantial wins. On the transformation space, there are 8 wins. On the Products & Platforms space, we have booked $100 million TCV. Having said all this, I also said that we are operating in a challenging environment. But based on where we are today, based on the visibility metrics which we are looking at, based on some of the deals which we have closed this year, we do not feel the need to go back and revisit the guidance. It is a statement of fact as we see it today.

Joseph Foresi

And then my second question on the margin front, what is the impact of the acquisition? Is that built into guidance and why did costs spike in the quarter?

S. D. Shibulal

The impact of acquisition is not factored into the revenue nor the margin because it is not closed. It will get closed next week. We have seen a spike because of the increase in subcontracting cost. We had a need for subcontracting in certain parts of the organization and that has led to the change.

Joseph Foresi

So just on acquisition, my last question is just a follow-up to that one. Can you give us a rough estimate of what the impact would be on the margin front?

S. D. Shibulal

We will do that next quarter because integration will only start after we close. According to European law, the integration should start only after we close. We were waiting for anti-trust clearance from Germany which has now come. Next week we will probably close it and then we will consider that for the next quarter guidance.

Joseph Foresi

But the margin profile is dilutive, correct?

S. D. Shibulal

There will be some impact, but please remember they are a $200 million corporation, we are a $7 billion corporation.

Moderator

Thank you. The next question is from Moshe Katri from Cowen & Co. Please go ahead.

Moshe Katri

Bala, can you comment on your decision to submit your resignation? May be just give us some background on that and is there some sort of a long-term planning process?

S. D. Shibulal

I want to clearly state this. Bala has not resigned. He has not submitted a resignation. Bala is one of the finest CEOs in this country. He has done an excellent job as the CFO of Infosys. In fact, he has received numerous awards during his tenure. He also started looking after business portfolios about a year back. One year back, he took over three business portfolios- Infosys BPO, Finacle and India. All three of them are strategic to Infosys. All three are extremely strategic to Infosys. I talked about two wins in India this quarter where he played a very seminal part in structuring them. BPO is growing at 18%, significantly faster than the 5% growth for Infosys. Finacle is the flagship product which we have. So he has stepped out and passed on his role as the CFO to Rajiv Bansal. He has not resigned.

Bala

Moshe, you can’t escape me. I will meet you whenever I am there

Moderator

Thank you. The next question is from Dave Koning from Baird. Please go ahead.

Dave Koning

I guess first of all, I wanted to pursue on the margins side. We are getting about a half a year impact this year of the appreciated rupee and about a half year impact of the wage increases. So is it fair to say that next year when we have a full impact of those things assuming that the rupee does not depreciate back, that margin should go down a bit further next year?

V. Balakrishnan

If you assume the world is going to remain static and next year also if we do not see growth, then what you say is right. The whole thing we are doing is to make sure that when the growth environment becomes better, we are well-positioned to take that growth. This year you will see the impact of wages only for half year. Next year, it will come for the full year. Again currency is going to be very volatile. It is not going to be one way, because even if you look at the recent trade data of India, the trade deficit is something around $18 bn a month. The oil price is still high, India is still fighting with the high inflation. I think currency will move both ways. It is not going to be one way and we are going to see volatility and we have to make sure we do proper hedging to minimize the impact.

Dave Koning

So there is not necessarily a multi-year margin decline necessarily if revenue growth can come back?

V. Balakrishnan

I do not think so. The whole idea of doing all this is to make sure we are well prepared and I think growth will come back. We have seen this kind of a downturn even in the past in 2000 and 2008 when the spending came back. Without bringing efficiency, without using technology, corporate’s cannot grow. So spending will come back and we will be right there when it comes.

Dave Koning

My follow-up question is really on the other income line. It was quite a bit higher this quarter. I think on the last call you talked about $29 million gain in there. Maybe you can just give us a little context about what you think that line will be in Q3?

V. Balakrishnan

It depends because we have seen a sharp movement in the currency during the quarter. If you remember, it was something around Rs. 55 to a dollar in the beginning of the quarter. At the end of the quarter, it is almost close to 53. That means 4% appreciation in rupee, that is why all our hedges gave some positive impact and you saw a big gain. In future it depends on how the rupee is going to move. We have a hedging position of $1.1 billion. Our policy is a hedge for next 2 quarters at any point of time. It depends on the currency movement. If it moves by another 5% again, we have to see what the impact is.

Moderator

Thank you. The next question is from Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was wondering if you could remind us what your gross hiring targets were at the beginning of the year and then how you are progressing both on the freshers and on the lateral side?

S. D. Shibulal

We are progressing as planned. Our gross hiring plan for the year was 35,000. We recruited 10,000 people gross this quarter. We are on track. Our onsite number for the year was 2,000. I think we are on track on that also.

Edward Caso

You mentioned you had to hire more contractors, is that just dislocation and certain high propensity skill sets or certain geographies?

S. D. Shibulal

It is a need to have certain skills in Consulting and Systems Integration because of new skills as well as the new program starting.

Moderator

Thank you. The next question is from Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

I just wanted to enquire about your revenue trends among banking clients. You had pretty soft quarter-to-quarter revenue growth among your banking client segment in each of the past 2 quarters. I have got a couple of questions on that. To what extent has pricing concessions hurt your revenue growth among banks in the past 2 quarters? And then should we expect revenues among banks to turn the corner as we move into the back half of the fiscal year?

B.G. Srinivas

In the last 2 quarters, there have been a few cases where there were discounts in a couple of banks including in Capital Markets. Apart from that, it is not a secular trend. We are not seeing that kind of request across board. This quarter on the services alone, we had a sequential growth of 2.5%. The revenue growth while it is still slow, is definitely picking up. The sector is definitely going through one of the most challenging times, so there is a lot of effort being put on cost cutting measures which the banks are doing and there are also further vendor consolidation efforts within our clients. We are seeing some of these initiatives resulting into growth in some areas within our client base. At the same time there are challenges. There are going to be significant cuts further as we move into fiscal year 2013 which is going to start in Jan. While the budgets are not frozen and it is still early for that, but early indications are there will be cuts to budgets. So we need to closely watch this, but at the same time, we are preparing ourselves for taking proactive proposals to our clients to help them in cost cutting measures in simplification efforts. Also even in current environment there are pockets where investments are being made. Risk and compliance is one area. The other area is client-centric applications. These are the areas where there is some amount of discretionary spend even in today’s environment and we are capturing a part of that as well.

Rod Bourgeois

B.G., just a follow-up on that. Is the worst of the impact of the price concessions now behind you? The second part to the follow-up is to the extent that you are able to drive better growth going forward in the banking client segment, is that more likely to come from new client wins or from existing clients starting to spend at a better pace. So the first part is, is the worse of the pricing over and then what is the key driver of growth going forward, new clients or existing clients?

B.G. Srinivas

It is not just about pricing. There were other reasons also like ramp downs in the last 2 quarters. So to some degree, yes, that is over and behind us. Of course, nothing stops clients from coming back on new requests but for now we are not seeing that. So to answer your first part of the question, my answer is yes. On the second part of the question, yes, while we will continue to add new clients to the portfolio (we added 14 in Q2), we still see opportunities within our existing client base where the revenue growth is happening. Even in FS some of our top clients did grow last quarter. We will focus on both. We will have to leverage the existing client relationship. It is still a large revenue base we have. We will continue to focus on both the fronts in terms of revenue growth.

Rod Bourgeois

And then one other question just to broaden this, are there other verticals where we might see some meaningful effect from price concessions or were the price concessions in Financial Services more of sort of an isolated set of events in your overall view?

S. D. Shibulal

If you look at our Q4 to Q1, the revenue productivity dropped by 3.7%. Now from Q1 to Q2, it has remained somewhat stable, only a 0.2% decline. We are not seeing a secular price renegotiation trend. We are seeing sporadic ones which are very much in line or maybe 5% more than what we would have seen in a normal situation. Last quarter, revenue productivity drop also is a reflection of the portfolio shift. Last quarter, the Consulting and Systems Integration portfolio dropped. So it is a reflection of the portfolio shift also. At this point in time generally, I see sporadic pricing renegotiations but we expect it to be stable looking at where we are today.

Moderator

Thank you. The next question is from Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I was wondering if you could just talk a little bit more about the gross margins trend in terms of providing some color on forces of impact. You are breaking down pricing versus the rupee versus the wage hikes. What is the impact in the upcoming quarter or in most recent quarter, but really the upcoming quarter? But more importantly, is this the right gross margin structure going forward or do you see the ability to recover some of those forces?

V. Balakrishnan

We will always have the ability to recover. As we always say that we have a high aspiration on the operating margin side. We want to retain our operating margins. There will be times when some of the factors go against you. Particularly this year, since we hired more people than required, it is hurting us on the utilization side. We are carrying close to $500 mn of cost because of non-billable employees sitting in the system. That is hurting us. Probably when the growth comes back, that will be the biggest lever for us because when the utilization improves, we will look better. But all these are moving parts. Like currency, we do not know how it is going to move. Utilization is a function of growth. So growth is the biggest lever we have and if that comes back our cost structure will get adjusted and we will get back the margins. Structurally I do not see any change in our margin profile. These are all short-term things you go through when the environment goes against you and that is what you see as an impact.

Keith Bachman

If we look at the next couple of quarters, it seems like you are assuming fairly muted gross margins. Are you assuming the gross margins to stay at these levels?

V. Balakrishnan

In the next 2 quarters, it will have an impact because we are giving a wage increase. That is why we said the operating margin on a full year basis could decline by 200 basis points. The wage increase will be there. We are also using some of the levers to get some efficiency on the cost side. Net-net, I think it will be within a range from what you have seen in the second quarter. For the full year, it will be a decline. If the growth comes better, we can mitigate some of the decline

Moderator

Thank you. The next question is from David Grossman from Stifel Nicolaus. Please go ahead.

David Grossman

I am wondering if I could just go back to a question that was asked earlier but maybe ask it more broadly. My recollection was you had certain sequential headwinds to the top-line in the fourth quarter and in the first quarter, that range from the earlier discussion about pricing to large customer consolidation, if you will and run off as well as cancellation in Europe in the first quarter. Number one, am I remembering this right? And if I am, if you aggregate all those things, how should we think about the sequential headwinds diminishing as we go into the second half of the year or do we really do not get that benefit at all in fact we are in a stable environment sequentially?

S. D. Shibulal

The Q4 and the Q1 decline actually lowered the base. We are now trying to climb out of that base because when the base comes down, that impacts the growth since our growth is on the base. Is that the question you are asking?

David Grossman

Right. So I guess, what I am asking is the headwinds that were pressuring the base sequentially, whether it would be pricing, loss of customer momentum with certain large clients or the large deal that was cancelled in the first quarter when you aggregate all that, is the pressure from those events behind us so that we are in more of a steady state mode to grow sequentially entering the third quarter?

S. D. Shibulal

I am not expecting a similar event to happen unless something really goes wrong with the environment. So in that sense, we are in a steady state to start a new trajectory. That is correct.

David Grossman

And can you give us a sense for how much of a headwind those items were in the fourth quarter or I guess in the first and the second quarter?

S. D. Shibulal

If you look at Q4, we degrew by 1.9% and in Q1 we degrew by 1.1% in dollar terms. In Q3 of last year our revenues were $ 1806 million, then it dropped to $ 1771 million to $ 1752 million. So, now we are back at $ 1797 million.

David Grossman

Okay, but when you aggregate all those factors was it a 1% sequential headwind to growth or 2%, is that a number that you have?

S. D. Shibulal

It is actually more than that because the de-growth in Q4 was 1.9% and in Q1 it was 1.1%, so that is a total of 3%. But it is not a percentage computation because when the base goes down you are growing from that base, right? So if the degrowth had not happened, that is a completely different number you would end up with.

David Grossman

Let me ask you just one other question just philosophically in terms of growth and profitability. Historically, you have been kind of very consistent in terms of where you have targeted the margins vis-à-vis growth. Given all the changes that are going on in the company, should we think differently about that going forward?

S. D. Shibulal

Nothing has changed from aspiration perspective. We believe that we should create high quality growth. We should grow above industry average. We should have one of the leading industry margins. There is no doubt about the aspiration. One needs to remember that aspirations and vision leads to your strategies and those strategies lead to execution, execution leads to result. We also believe that the strategic direction we have taken on Infosys 3.0 creating a balanced portfolio, operating on both costs and revenue side of the client, having a strong Products & Platforms business, all of those is meant to meet our aspiration, to have high quality growth as I defined. When we went on this transformation we were in a different time, we are in a different time today, the environment is very challenging. That means the ability to realize results from those transformations are definitely lower today and it will take some time. So in the short-term you will see choppy environment, you will see blips but we clearly believe that our 3.0 strategy and now that we are in execution in the long-term should deliver our aspirations. There are no guarantees but we believe that it should deliver our aspiration of high quality growth.

Moderator

Thank you. The next question is from Shashi Bhushan from Prabhudas Lilladhar. Please go ahead.

Shashi Bhushan

Has our visibility improved for the back ended growth today compared to where it was at the beginning of the year, because we have maintained that stance from April that our growth is going to be back-end loaded?

S. D. Shibulal

I clearly stated that the environment has not changed from last quarter to this quarter. We have had a decent quarter. There is no doubt. But from a volatility perspective which is ongoing in the developed markets, there is no material change one way or the other in the environment between the beginning of last quarter and this quarter.

Shashi Bhushan

So we struck few deals over the last 4-5 months that involve taking clients’ employees on our payroll. Do our current employee costs include full impact of the same or would there be some spill over as well in the next quarter?

S. D. Shibulal

The numbers are quite small and I think whomsoever we have taken over is already included. There maybe a few more but the numbers are quite small.

Shashi Bhushan

And for our Harley deal that we have signed last quarter, you spoke in the morning conference call that we are talking to 3 more clients for utilizing the same asset. At what stage of negotiation are we on those deals? If you could give some more color on the size and the vertical as well?

Ashok Vemuri

In the Harley deal, we are building a D.C. in Milwaukee as part of the deal. The idea is that we will be using that Development Center for some of our other clients in Wisconsin as well as in the Greater Chicago area. The investments and the capex that we will be putting into that will therefore get distributed. But for the deal itself there are certain specific investments that we have to make ranging from people rebadge to certain asset purchases and software etc. and creating a Development Center.

Shashi Bhushan

My question pertains to, are all investments captured in the current margin profile or is it going to be evenly spread over the next few quarters?

Ashok Vemuri

It will be spread over the next few quarters. There is a transition that is ongoing on the larger infrastructure part of the deal but the application development work etc., has already kicked off which requires very minimal investment. There is not necessarily a complete offset but some amount of it. We do expect the margins from this particular deal to continue to be below company average for a while till we actually pull that up which should happen in the fourth quarter next year.

Shashi Bhushan

So you spoke in the morning conference call about 3 more clients who we are talking to, to utilize this asset. So, at what stage of negotiations, terms of size and vertical, and if you could give some more color?

Basab Pradhan

We have a pretty big pipeline, not just 3 or 4 deals of large outsourcing opportunities. I would say maybe a third of them include infrastructure outsourcing and the expectations of our clients and the way we are dealing with these do not always include asset utilization like the way Ashok described the Harley deal was.

Shashi Bhushan

What I was saying was that for the Harley assets that we are building, you were talking to 3 more clients in utilizing the same assets or the interpretation is wrong?

Ashok Vemuri

These are not the large deals that Basab is talking about who are not going to leverage or capitalize the assets we are building for Harley. Some clients in the Greater Chicago area that will be leveraging this capacity and investments that we are making.

Moderator

Thank you. The next question is from Trip Chowdhury from Global Equities Research. Please go ahead.

Trip Chowdhury

Shibulal, you did a very good key note at Oracle World, very impressive. I had a few questions. From a strategic perspective and what our research is indicating, every indication our research is showing is that next year will be worse than this year in terms of IT spend. It seems to us the strategy that Infosys is taking on needs some alteration. I think the focus and investment should be more on demand generation and competitive wins. You guys are foot soldiers. What I am trying to understand is that are there any discussions happening within your company maybe to replace or change the Board of Directors?

V. Balakrishnan

We have a strategy and we are going as per the strategy. We believe that the industry has got bigger challenges in terms of commoditization and scalability. What you say is right. The global economic indicators show some weakness but it does not mean the IT spending is going to come down because if you talk to any large client today, they are all talking about bringing in efficiency, bringing in innovation and there are also some of the regulatory things which is driving the IT investment. You could see a short-term impact this year because of what is happening in the global economic environment. I think we are also seeing some stability in the environment and we believe that the growth will come back and we are positioning ourselves for that. You do not change the Board just because you have a few bad quarters.

Moderator

Thank you. The next question is from Shashi Bhushan from Prabhudas Lilladhar. Please go ahead.

Shashi Bhushan

You have spoken about margin levers in place to attain our guidance of 200 basis points decline for the full year. Now, if you look at H1 FY13, we are at 27% operating margin which is already 200 basis points lower than where we were in FY12. Now we have a headwind from wage hike, freshers joining and project transition costs. Can you please elaborate on some of the tailwinds that could offset these?

V. Balakrishnan

We have to improve the utilization. We have to focus more on revenue productivity. We have to bring some more efficiency on the operations side. We always had been talking about some 10 levers on the cost side which we have to use. It maybe utilization, it maybe onsite/offshore mix, it maybe the revenue productivity. We are trying to use all of those levers to make sure the impact is minimized in the second half. We cannot get into granular details of how much basis points we are going to get from each of it, but collectively we are working together to make sure to get those efficiencies to fund the incremental cost.

Moderator

Thank you. The next question is from the line of Vikram Sen from Swastika Investments. Please go ahead.

Vikram Sen

I would just like to know if you are looking for some more acquisition. If yes, which space are you more interested?

S. D. Shibulal

The first question I heard was about acquisition. We have done one which is very strategic to us. It is in the area of Consulting and in Europe, both are areas of investment.

Vikram Sen

If you can just throw some light on the project delays your clients have seen this quarter?

S. D. Shibulal

There is no change in the project duration trend. It is not like they have changed from the past. They are similar to what we have in the past.

Vikram Sen

Are you looking for some more acquisitions, in which space are you more interested?

S. D. Shibulal

We will continue to focus on our strategic areas. It will be Products & Platforms, Infosys Public Service, country penetration to any other countries across the globe, then in Life Sciences. There are identified areas which are in line with our strategic direction.

Moderator

Thank you. The next question is from Mitali Ghosh from Bank of America. Please go ahead.

Mitali Ghosh

A couple of things. One is, we discussed in the morning today that your top 5, 10 and 25 clients have grown much faster than the company at between 6% and 8%. What this reflects is that some of your other existing clients have probably grown much slower or perhaps a decline. What I wanted to understand is that your current top 5, 10 and 25, if these are sort of more recent deal wins, what is the kind of stage of ramp ups at which we are and therefore is there much more runway for them? Secondly the decline that we have seen in some of the existing clients, perhaps over the last couple of quarters as well, are we somewhere nearing the bottom for those?

S. D. Shibulal

Mitali, I want to make a correction to the morning statement because after the statement we went back and looked at these numbers once more. There was a misquote from my part in the morning. I want to give you the new numbers to correct the morning one. Our top 5 grew by 4.8%, top 10 grew by 3.1%, top 25 grew by 2.6%, top 50 grew by 3.5%, all the others, other than top 50, 1%, so that adds it up to 2.6%. It is a balanced growth. Our top clients came down by about 1% that is why that $300 million client went down. It is a balanced growth across. I had a slightly different set of numbers in the morning but from a trend line what I said is right in the morning.

Mitali Ghosh

Yes, so just from that, like you said the trend line perspective, I guess top 5 for instance has grown slightly faster and there has been churn I guess in the top 5. Are these clients which you have added recently where you see a lot more room for growth and the clients which have declined, are we sort of at the bottom there? I guess some of these were Financial Services clients in any case?

S. D. Shibulal

The clients move up and down. But one interesting number I have is that the number of million dollar clients. Those will be clients that we have added recently and that has gone up to 413. If I am right, I think there are 10 new clients into the million dollar range which means our new clients are definitely growing.

Mitali Ghosh

The clients which have declined in the last few quarters, do you think some of these have reached the bottom now?

B.G. Srinivas

There is no secular trend. The quarter-on-quarter movement for some clients could be up or down but the serious ramp downs which we saw in Q4 and Q1 that has definitely got arrested. We have not seen any serious ramp downs at least in the last quarter.

Mitali Ghosh

Just two quick questions for Bala. One is on the products side, that has obviously seen some decline this quarter and that does tend to be a lumpy business. But if you could give some comment on how you see the outlook over the next few quarters?

Haragopal Mangipudi

Overall, we are seeing good trend in some of the markets. But other markets like Europe need to improve over the next few quarters. The deal cycles are longer. Also the different revenue model in terms of pay-per-use kind of a thing is becoming more prevalent in some segments. Overall we need to watch few more quarters, otherwise right now, we see we are pretty much on target for this year.

Mitali Ghosh

So next couple of quarters, you would at least expect it to be somewhat stable?

Haragopal Mangipudi

We need to watch and comment about it after a few quarters.

Mitali Ghosh

One last question in terms of BPO, which saw a bit of a decline now. What is that looking like?

Swami Swaminathan

The decline is very marginal. It is because of the fact that the clients that we acquired in the last quarter are now in a transition stage. Having said that, the growth is pretty robust. The first half of this fiscal as compared to first half of last year, the growth is about 17.5%. We had good client acquisitions this quarter. We have had 5 new clients joining in and we believe that they would all start to get transition in the third and the fourth quarter.

Moderator

Thank you. As there are no further questions from the participants, I now hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us in this call. We look forward to talking to you again during the close of the quarter or meeting you at one of the conferences. Thanks and have a good day.

Moderator

Thank you, members of the management team. Ladies and gentlemen, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.